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                                                               [LOGO OF TELECOM]
                                                                     NEW ZEALAND

14 November 2000

                                 MEDIA RELEASE
                             (Embargoed until 9am)

                        FIRST QUARTER EARNINGS REFLECT
                          TRANSFORMATION INITIATIVES

Telecom recorded net earnings of NZ$161 million for the three months ended 30 September 2000, including the contribution of subsidiary company AAPT in Australia.

Telecom increased total revenues for the quarter to NZ$1,291 million, after AAPT achieved 42% growth in revenue from the same period in 1999 and the group's businesses excluding AAPT achieved revenue growth of 4.8%.

Chief Executive Theresa Gattung said today the quarterly results reflected Telecom's ongoing transformation into an Australasian online and communications group.

"Revenue growth on both sides of the Tasman was a very pleasing reflection of our market initiatives, including AAPT's success in winning major corporate and government contracts," Ms Gattung said. "We continue to make good progress although moves to position the group for future growth pushed up costs in some areas with a resulting impact on net earnings for the quarter."

Net earnings of NZ$161 million included funding costs arising from Telecom's investment in AAPT and amortisation of goodwill on that investment, along with consolidation of AAPT's operating results for the quarter. The Telecom result was not directly comparable with net earnings of NZ$209 million recorded for the three months ended 30 September 1999, prior to AAPT becoming a subsidiary.

Ms Gattung said Telecom was pleased with the latest quarter's performance of AAPT which raised earnings before interest and tax (EBIT) by 328% to A$5.3 million. Despite this, AAPT was impacted at the bottom line by start-up costs in its Internet joint venture with America Online.

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Telecom will pay a fully-imputed dividend of NZ5.0 cents per share for the first quarter of the 2000-01 year, in line with the dividend policy change announced by the Company in August. Shareholders who opt to receive shares in lieu of cash dividends will be offered those shares at a discount of 3% to the price calculated under the Telecom Dividend Reinvestment Plan.

Revenue growth in the group's businesses excluding AAPT reflected a 6.9% increase in Calling revenues (national and international) and an 18.4% increase in Data revenues. Local Service and Mobile were marginally down from the same quarter last year with the impact of price reductions more than offsetting growth in customers and call volumes.

"Telecom continues to drive growth in Data services, especially on our IP network where revenues jumped 34.8%," Ms Gattung said. "The roll-out of ADSL technology is proceeding very well and our broadband Jetstream service is being picked up by around 80 more customers everyday."

The XTRA Internet service also saw further rapid growth, with registered customers growing 26,000 during the three months ended 30 September 2000 - the highest quarterly growth rate since mid 1999.

Cellular connections reached 1,031,000, up by 35.5% from 30 September 1999. Telecom's market share stabilised during the latest quarter and growth resumed in the number of customers with post-paid connections.

"Telecom is driving the Mobile business forward with new price plans and new services like text messaging, and with the CDMA network roll-out which remains on track for launch by mid 2001," Ms Gattung said.

Cost of sales, driven largely by Mobile marketing initiatives and by international out-payments to other carriers, were a major contributor to an 11.9% increase in total costs in Telecom's businesses excluding AAPT.

"The increase is also reflected progress being made in other strong growth businesses like XTRA and esolutions, and to a lesser extent, to costs in our traditional core businesses," Ms Gattung said. "Cost reduction is a major focus for Telecom going forward."

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Ms Gattung said Telecom expected to formally complete the 100% takeover of AAPT in December, with compulsory acquisition of the 0.8% of shares still outstanding.

Growth in AAPT's revenue was driven by substantial revenue gains in the company's principal areas of business, including Voice calling and Data and e-commerce services. The quarter saw AAPT continue to develop new corporate and government contracts.


Overview of Results

                          Quarter ended Sept 2000  Quarter ended Sept 1999

Net earnings              NZ$161 million           NZ$209 million

Net earnings excl. AAPT   NZ$200 million           NZ$212 million

Operating revenues        NZ$1291 million          NZ$887 million

Operating revenues        NZ$930 million           NZ$887 million
excl. AAPT

Expenses                  NZ$948 million           NZ$522 million

Expenses excl AAPT        NZ$584 million           NZ$522 million

1st quarter dividend      5.0 cents                11.5 cents


For further information:

Martin Freeth
Media Relations
Telecom Corporation of New Zealand
Tel: 64 4 498 9361

Mob: 025 242 0174

Email: martin.freeth@telecom.co.nz
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